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                                                               EXHIBIT 11(G)(18)


                    [LETTERHEAD OF TRI-ANIM HEALTH SERVICES, INC.]


June 24, 1997




Mr. A. Malachi Mixon, III
Chairman of the Board &
Chief Executive Office
Invacare Corporation
899 Cleveland Street
P.O. Box 4028
Elyria, OH 44036-2125

Dear Mr. Mixon:

Per your request, I have tendered my shares in favor of your purchase of Healthdyne Technologies, Inc. Please keep in mind that the quarterly results will be inflated by virtue of Healthdyne and their division HealthScan requesting their distributors to take on excess inventories and providing a discount incentive and terms that should cause all distributors to participate in "priming the pump" for the quarter.

I do not believe that the current management is pursuing strategies that are in the best interest of healthcare or the stockholders which is my motivation for tendering my shares and our motivation as a company to not accept HealthScan's offer to continue our relationship on their top product known as Personal Best. We continue to distribute the balance of their line.

Good luck in your endeavor.

Sincerely,


/s/ Robert A. Byers, Jr.

Robert A. Byers, Jr.
President/CEO


RAB/jms